May 11, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Matthew Jones

Re:	Biondvax Pharmaceuticals Ltd.

Registration Statement on Form F-1

Filed May 6, 2015

File No. 333-201283

Dear Mr. Jones:

BiondVax Pharmaceuticals Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement shall become effective on May 11, 2015, at 5:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer